Mail Stop 4561

September 25, 2008

By U.S. Mail and Facsimile to: (502) 227-1692

Doug Carpenter
Senior Vice President, Secretary and Chief Financial Officer
Farmers Capital Bank Corporation
P.O. Box 309, 202 West Main Street
Frankfort, Kentucky 40601

   Re: Farmers Capital Bank Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2007
          File No. 000-14412

Dear Mr. Carpenter:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David Lyon
Senior Financial Analyst